

January 21, 2011

Via Facsimile and U.S. Mail

Mr. Rajesh K. Shah
Chief Financial Officer
X-Rite, Incorporated
4300 44th Street S.E.
Grand Rapids, Michigan 49512

     Re: X-Rite, Incorporated
              Form 10-K for the Year Ended January 2, 2010
              Filed March 18, 2010
              Form 10-Q for the Quarter Ended October 2, 2010
              File No. 000-14800

Dear Mr. Shah:

We have reviewed your response letter dated January 7, 2011 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2010

General

1.   Please provide the three acknowledgements included at the end of our December 10, 2010 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

Item 8. Financial Statements and Supplementary Data, page 38

Note 8. Mandatorily Redeemable Preferred Stock and Warrants, page 68

2.   We note your response to prior comment 5 and that you have initially recognized the mandatorily redeemable preferred stock at fair value. As previously requested, please explain to us in more detail how you accounted for the mandatorily redeemable preferred stock at fair value at each subsequent reporting date. Refer to the guidance in paragraph 480-10- 35 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarter Ended October 2, 2010

Note 16. Business Segment, page 16

3.   We note your response to prior comment 6. You state that your chief operating decision maker assesses the company *primarily* based upon a functional reporting model. You further state that there is no *full* profit or loss statement for your company's product lines. Please further address the following:

   • Tell us the specific information that your chief operating decision maker uses to assess the company. Explain your use of the term "primarily."

   • Tell us what information regarding your product lines is included in the financial packages provided to your chief operating decision maker.

   In order to assist us with the evaluation of your response, please provide us with a copy of the financial reporting package provided to your chief operating decision maker.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief